Hi all,

We are going live with our Wefunder campaign and I will be sharing a private link that you can use to invest and also share with others.

The raise will be private until May 29th when it goes public.

Some of the perks for investing while its private is that the cap will be at $5M and once it goes public the cap will go to $6M.

Please let me know if you have any questions

Kind regards,
Moses Kusasira - CEO
P - 702-545-7479
E - MosesK@PaySokoSystems.com
PaySokoSystems.com



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   